www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/11/12: To announce the registration of capital reduction due to cancellation of the RSA

99.2 Announcement on 2025/11/07: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2025/11/10

2. Date of completion of capitalization change registration: 2025/11/10

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,563,274,190; the shares outstanding are 12,556,327,419 shares; book value per share is NT$28.76

(2) After the capital reduction: The paid-in capital is NT$125,552,783,440; the shares outstanding are 12,555,278,344 shares; book value per share is NT$28.76

(Note: Net worth per share was calculated based on the consolidated financial statements for the third quarter of 2025 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of October, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2025	Number of shares as of October 31, 2025	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 30, 2025	Number of shares as of October 31, 2025	Changes
--	--	--	--	--